UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Focus Media Holding Limited

(Name of Issuer)

Ordinary Shares, par value $0.00005 per share
American Depositary Shares, evidenced by American Depositary
Receipts, each representing five Ordinary Shares

(Title of Class of Securities)

G3610R109 (Ordinary Shares)

34415V109 (American Depositary Shares)

(CUSIP Number)

Qin Xuetang Fosun International Limited Room 808 ICBC Tower 3 Garden Road Hong Kong China (86) 021-63322820	With a copy to: John Haveman Faegre & Benson LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, MN 55402 (612) 766-8705

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3610R109 34415V109

1		Name of Reporting Person Fosun International Limited

2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds (See Instructions) OO

5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6		Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 140,646,335*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 140,646,335*

	10	Shared Dispositive Power 0

11		Aggregate Amount Beneficially Owned by Each Reporting Person 140,646,335 *

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13		Percent of Class Represented by Amount in Row (11) 21.05%*

14		Type of Reporting Person (See Instructions) CO

* Number of shares is number of Ordinary Shares.  Percent of class is based on 668,267,925 Ordinary Shares reported as outstanding at June 9, 2011 in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 and filed by the Issuer with the Securities and Exchange Commission on June 20, 2011.  Number of shares and percentage does not reflect the sales of American Depositary Shares (“ADSs”) reported in Item 3.  After the closing of those sales, Fosun International Limited (“Fosun International”) will hold 21,612,957 American Depositary Shares (“ADSs”), representing 108,064,785 Ordinary Shares or approximately 16.41% of the Ordinary Shares that will then be outstanding.

This Amendment No. 9 amends the Schedule 13D filed with the Securities and Exchange Commission on December 23, 2008 (the “Original 13D”) by Fosun International Limited (“Fosun International”) with respect to Ordinary Shares and American Depositary Shares (each representing five Ordinary Shares) of Focus Media Holding Limited (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on December 24, 2008, Amendment No. 2 to the Original 13D filed on January 26, 2009, Amendment No. 3 to the Original 13D filed on January 30, 2009, Amendment No. 4 to the Original 13D filed on February 9, 2009, Amendment No. 5 to the Original 13D filed on February 20, 2009, Amendment No. 6 to the Original 13D filed on March 26, 2009, Amendment No. 7 to the Original 13D filed on September 21, 2010 and Amendment No. 8 to the Original 13D filed on September 27, 2010.  Unless otherwise stated herein, the Original 13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On July 6, 2011, Fosun International and the Issuer entered into a Securities Repurchase Agreement, a copy of which is attached as Exhibit 99.9, pursuant to which Fosun International agreed to sell, and the Issuer agreed to purchase, 1,956,310 ADSs (representing 9,781,550 Ordinary Shares) for an aggregate purchase price of $60,000,027.70, or $30.67 per ADS.  The transaction is scheduled to close within 10 business days after the date of the Securities Repurchase Agreement.

Also on July 6, 2011, Fosun International and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) entered into a Placing Agreement, a copy of which is attached as Exhibit 99.10, pursuant to which Fosun International agreed to sell, and Merrill Lynch agreed to purchase, 4,560,000 ADSs (representing 22,800,000 Ordinary Shares) for a purchase price of $139,855,200, or $30.67 per ADS.  The transaction is scheduled to close on July 11, 2011.  These transactions will reduce Fosun International’s holdings in the Issuer to 21,612,957 ADSs, representing 108,064,785 Ordinary Shares.  The Placing Agreement also provides that the parties thereto may, by mutual agreement, increase the number of ADSs to be sold pursuant to the Placing Agreement by up to 1,630,258, representing an additional 8,151,290 Ordinary Shares.

The Placing Agreement contemplates that Merrill Lynch will place the ADSs it purchases to its customers or other purchasers in privately negotiated transactions, in over-the-counter sales or as otherwise determined by Merrill Lynch from time to time.  The Placing Agreement also provides that for a period of 60 days after the date of the Placing Agreement, Fosun International will not, without the prior written consent of Merrill Lynch, sell, offer to sell, or otherwise dispose of or transfer any additional ADSs or Ordinary Shares except for the sale to the Issuer discussed in the previous paragraph.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

All of the ADSs and Ordinary Shares beneficially owned by Fosun International have been acquired for investment purposes.  Fosun International has agreed not to further lower its stake in the Issuer for a period of 60 days from the date of the Placing Agreement described in Item 3.  However, Fosun International will continue to evaluate its ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) disposing of additional ADSs, and potentially all of its remaining ADSs, in open market sales or in privately negotiated transactions; (ii) continuing to hold its remaining ADSs for investment; or (iii) acquiring additional ADSs or Ordinary Shares in the open market or in privately negotiated transactions.  Fosun International’s future actions with regard to this investment will be dependent upon its review and evaluation of numerous factors, including the relative attractiveness of alternative business and investment opportunities available to Fosun International and the financing needs of those opportunities; the price levels of the Issuer’s ADSs and Ordinary Shares; the Issuer’s business, financial condition, operating results and prospects; and general market and economic conditions.

Except as set forth above, Fosun International has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  See Items 11 and 13 of the cover pages to this Schedule 13D, Amendment No. 9 for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun International as of July 6, 2011.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D, Amendment No. 9 for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun International as of July 6, 2011 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Other than as reported in Item 3 above, there have been no transactions in the Issuer’s ADSs or Ordinary Shares effected by Fosun International during the past sixty days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Except for the Securities Repurchase Agreement with the Issuer and the Placing Agreement with Merrill Lynch described in Item 3 above, neither Fosun International nor, to Fosun International’s knowledge, any person named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
99.1

List of directors and executive officers of Fosun International and information regarding persons controlling Fosun International (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to the Original 13D filed on September 21, 2010 by Fosun International with the Commission).

99.2

Information regarding transactions in Focus Media ADSs by Fosun International during the 60 days prior to the filing of the Original 13D (incorporated herein by reference to Exhibit 99.2 to the Original 13D filed on December 23, 2008 by Fosun International with the Commission).

99.3

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 1 and Amendment No. 2 to the Original 13D (incorporated herein by reference to Exhibit 99.3 to Amendment No. 2 to the Original 13D filed on January 26, 2009 by Fosun International with the Commission).

99.4

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 2 and Amendment No. 3 to the Original 13D (incorporated herein by reference to Exhibit 99.4 to Amendment No. 3 to the Original 13D filed on January 30, 2009 by Fosun International with the Commission).

99.5

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 3 and Amendment No. 4 to the Original 13D (incorporated herein by reference to Exhibit 99.5 to Amendment No. 4 to the Original 13D filed on February 9, 2009 by Fosun International with the Commission).

99.6

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 4 and Amendment No. 5 to the Original 13D (incorporated herein by reference to Exhibit 99.6 to Amendment No. 5 to the Original 13D filed on February 20, 2009 by Fosun International with the Commission).

99.7

Information regarding purchases of Focus Media ADSs by Fosun International since the filing of Amendment No. 5 and Amendment No. 6 to the Original 13D (incorporated herein by reference to Exhibit 99.7 to Amendment No. 5 to the Original 13D filed on February 20, 2009 by Fosun International with the Commission).

99.8

Securities Repurchase Agreement, dated as of September 20, 2010, between the Issuer and Fosun International (incorporated by reference to Exhibit 99.8 to Amendment No. 7 to the Original 13D filed on September 21, 2010 by Fosun International with the Commission).

99.9	Securities Repurchase Agreement, dated as of July 6, 2011, between the Issuer and Fosun International (filed herewith).

99.10	Placing Agreement, dated as of July 6, 2011, between Fosun International and Merrill Lynch, Pierce, Fenner & Smith Incorporated (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2011

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director